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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

          NOTICE CONCERNING VALUATION LOSS ON NON-MARKETABLE SECURITIES

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of March 17, 2004


Commission File Number 09929


                               MITSUI & CO., LTD.
                 (Translation of registrant's name into English)

             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: March 17, 2004

                                                        MITSUI & CO., LTD.


                                    By: /s/ Tasuku Kondo
                                        ----------------------------------------
                                        Name:  Tasuku Kondo
                                        Title: Executive Director
                                               Senior Executive Managing Officer
                                               Chief Financial Officer




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                                                                  March 17, 2004

                                                              Mitsui & Co., Ltd.

To Whom It May Concern:

          NOTICE CONCERNING VALUATION LOSS ON NON-MARKETABLE SECURITIES

We do hereby give notice that in respect of the shares of POWEREDCOM, Inc. (book value 19,516 million yen) held by Mitsui & Co., Ltd. (hereinafter "Mitsui") that we have made a decision of a write- off for a valuation loss on non-marketable securities for the fiscal year ending March 31, 2004 after considering their recent financial position.

1.   Influence on Mitsui's consolidated results

     As the write-off for the valuation loss in respect of these shares is approximately 19.5 billion yen, there is no change in the forecast for the financial results this fiscal year ending March 31, 2004.


2.   POWEREDCOM, Inc. Outline

     1) Trading Name:                  POWEREDCOM, Inc.

     2) Location of Head Office:       Shinagawa East One Tower, 2-16-1 Konan,
                                       Minato-ku, Japan

     3) Representative:                Satoshi Shiraishi: President

     4) Business Scope:                Type-1 telecommunication,
                                       Type-2 telecommunication

     5) Establishment Date:            March 7, 1986

     6) Capital:                       42,0618.5 million yen

     7) Major Shareholders:            Tokyo Electric Power Co., Inc.      35.6%
                                       Mitsui                              11.6%
                                       Mitsubishi Corporation              11.6%
                                       Kansai Electric Power Co., Inc.      7.0%
                                       Sumitomo Corporation                 5.8%
     8) Closing Date:                  March 31


Please direct queries in respect of this matter to:

           Yoshikazu Hiraki
           Corporate Communications Division
           Mitsui & Co., Ltd.
           TEL: +81-3-3285-7533 / FAX: +81-3-3285-9819
           E-mail: Y.Hiraki@mitsui.com